EXHIBIT 99.14

FIRST AMENDMENT TO

STOCK PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT, effective August  12 , 2008, by and between INTERLEUKIN GENETICS, INC., a Delaware corporation (the “Company”), and Pyxis Innovations Inc., a Delaware corporation (“Investor”).

WHEREAS, on August 17, 2006, the parties hereto entered into a Stock Purchase Agreement (the “Agreement”) pursuant to which Pyxis Innovations Inc. purchased from the Company, and the Company sold and issued to Investor, certain Common Shares of the Company;

WHEREAS, the Agreement contains provisions obligating Investor to loan the Company money, up to a specified Loan Commitment at any time prior to the second anniversary of the date of the Agreement, and pursuant to certain terms and conditions outlined in Article 2.5 of the Agreement, among other provisions (said rights and obligations constituting the “Credit Facility”);

WHEREAS, the parties now wish to amend the language of the Agreement to reflect an extension of time for Company to access the Credit Facility; and

WHEREAS, the Investor now wishes to amend its addresses for receipt of notices under the Agreement as well.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Section 2.5.1 shall be amended in its entirety to read as follows:

“2.5.1         Available Financing. At any time prior to March 31, 2009, upon the request of the Company, Investor shall loan to the Company up to $14,384,463 (in the aggregate), subject to adjustment under Section 2.5.3 (the “Loan Commitment”). Loan requests shall be made in increments of not less than $1,000,000.

2.	The addresses for notices to Pyxis Innovations Inc. in Section 7.4 of the Stock Purchase Agreement shall be modified as follows:

“If to Investor:	Pyxis Innovations Inc.
7575 Fulton Street East
Ada, Michigan 49355-0001
Attention: General Counsel
Fax: 616/787-7602

With a copy to:	Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102-2750
Attention: Robert J. Endicott
Fax: 314/259-2020

3.

The parties acknowledge and agree that subsequent to the execution of the Agreement, the Company completed the Rights Offering, and as a result, the availability under the Loan Commitment was reduced by $68,208, leaving $14,316,255 million available thereafter. In addition, the parties acknowledge and agree that the Company has now already borrowed, and Investor has loaned, the sum of $4,000,000 under the Credit Facility, leaving an available loan amount of $10,316,255, as adjusted pursuant to the terms of the Agreement.

4.	All capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.

5.	All remaining provisions and conditions of the Agreement shall remain in full force and effect without change.

IN WITNESS WHEREOF, the parties have executed this First Amendment to the Stock Purchase Agreement effective as of the date first indicated above.

INTERLEUKIN GENETICS, INC.

By:	/s/ Lewis H. Bender
Typed Name:	Lewis H. Bender
Title:	Chief Executive Officer

PYXIS INNOVATIONS INC.

By:	/s/ Kim S. Mitchell
Typed Name:	Kim S. Mitchell
Title:	Assistant Secretary